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SEC FILE NUMBER 0-15135 CUSIP NUMBER 879101103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☑ Form 10-K     ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Tekelec

Full Name of Registrant

Former Name if Applicable
5200 Paramount Parkway

Address of Principal Executive Office (Street and Number)
Morrisville, North Carolina 27560

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported in the Current Report on Form 8-K filed by Tekelec (the “Company”) with the Securities and Exchange Commission on February 21, 2006 (the “February Form 8-K”), the Company will restate its previously issued financial statements for (i) the year ended December 31, 2003, (ii) the year ended December 31, 2004 and each of the quarters and year-to-date periods therein, and (iii) the nine months ended September 30, 2005 and each of the quarters and year-to-date periods therein, because the Company determined that it had incorrectly classified certain customer service costs in its consolidated statements of operations, resulting in an understatement of costs of goods sold and an equal overstatement of operating expenses.
As previously reported in the February Form 8-K, the Company is also evaluating certain accounting matters that its management identified. As part of that continuing evaluation, the Company is currently reviewing revenue recognition for certain transactions during prior periods, including 2003, 2004 and 2005. Specifically, the Company is analyzing whether it properly applied generally accepted accounting principles with respect to certain revenue transactions, particularly (i) its determination of Vendor Specific Objective Evidence (VSOE) of the fair value of each of the elements in certain of its contractual arrangements as prescribed by SOP 97-2 “Software Revenue Recognition,” and (ii) the accounting for penalties in certain customer contracts. The Company has not completed its review and analysis of these accounting matters or their impact on previously issued financial statements for 2005 and 2004 and each of the quarters and year-to-date periods included therein or for 2003. The analysis of these matters requires the review of a large number of individual transactions over several years, and the Company cannot estimate at this time the impact on any previously issued financial statements for any individual reporting period. However, based on the work completed to date, the Company believes that the impact on its revenue recognition in previously issued financial statements is likely to be material.
As previously disclosed in the February Form 8-K, the Company is also evaluating certain financial presentation and disclosure matters. These matters principally relate to certain balance sheet misclassifications that may require correction, primarily related to (i) the netting of certain deferred tax liabilities against deferred tax assets and (ii) certain purchase accounting entries that were recorded in the incorrect balance sheet accounts. The Company does not expect these financial presentation and disclosure matters to have an impact on its statements of operations.
Management has not yet completed its assessment of internal control over financial reporting as of December 31, 2005, including controls related to revenue recognition and other financial presentation and disclosure matters described above. In addition to the one material weakness as of December 31, 2004 which was described in the February Form 8-K, the Company is likely to identify control deficiencies that may constitute material weaknesses as of December 31, 2004 and/or December 31, 2005 as a result of the previously discussed accounting matters. The presence of one or more material control weaknesses would preclude management from concluding that internal control over financial reporting is effective.
As a result of the Company’s ongoing review and analysis of accounting matters as described above, the Company cannot file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) by the prescribed due date of March 16, 2006. The Company does not believe that it will be in a position to file the 2005 Form 10-K by March 31, 2006, but is working expeditiously to file the 2005 Form 10-K as soon thereafter as possible. Please refer to the disclosures under Item 8.01 of the Form 8-K that the Company plans to file on March 17, 2006, for discussion of the potential impact of these matters on the Company’s listing with The Nasdaq Stock Market, its Indenture governing the Company’s $125 million of outstanding 2.25% Senior Subordinated Convertible Notes due 2008 and its $30 million bank line of credit.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ronald W. Buckly	919	460-5500

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

As discussed above, the Company is currently gathering the relevant financial information and completing the required review and analysis of certain accounting matters and their impact on its consolidated financial statements for 2005 and certain prior periods, including 2004. The analysis of these matters requires the review of a large number of individual transactions over several years, and the Company cannot estimate at this time the impact on its previously issued financial statements for 2005 and 2004. However, based on the work completed to date, the Company believes that the impact on its revenue recognition in previously issued financial statements, including those for 2004 and for the nine months ended September 30, 2005 and each of the quarters and year-to-date periods therein, is likely to be material. Because this work is not yet complete, the Company is not in a position at this time to compare results of operations for 2005 and 2004.

Tekelec
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2006	By	/s/ Frank Plastina
Frank Plastina, President
and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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